T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

September 10, 2009
TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

PHASE I BULK TONNAGE DRILLING HAS COMMENCED AT
CORDERO PROJECT, MEXICO

Levon Resources Ltd. (“LEVON”) (TSXV Symbol LVN.V) is pleased to report that drilling has commenced at the Cordero silver, gold, zinc, lead, porphyry district located 35 kilometres northeast of Hidalgo Del Parral, Chihuahua, Mexico.  This first phase program will comprise of a minimum of 4,000m of diamond drilling designed to test a number of targets, including zones of high chargeability as outlined by the recent 3D IP survey, including the Pozo de Plata target located at the southwest corner of the Cordero Dome.  The exploration target is a bulk-mineable deposit similar to the Penasquito deposit currently being developed by Goldcorp.

The Pozo de Plata target was recently cut by an array of surface rock chip samples in two trenches separated by about 300 to 536 metres.  The target remains open away from the trenches in all directions and at depth. These trenches and detailed mapping indicate that the target consists of mineralized rhyolite dykes, diatreme breccias, and contact zones with limestone country rocks southwest of the Cordero lava dome complex.   The trenches across the target returned 175 m grading 21.8 g/T Ag, 0.20 g/ T Au, 0.16% Zn, 0.20% Pb within wider intervals of lower grade mineralized rock.

Other targets are defined by outcropping high grade veins, Ag, Au, Zn, Pb geochemical results (soils, rock chip and mine dump samples), the down dip projections of high grade veins and their intersections with strong 3D induced polarization (IP) chargeability anomalies beneath the Cordero lava dome complex.

The project is under the direct supervision of Mr. Vic Chevillon, M.A., C.P.G., Levon’s Vice President of Exploration and Francisco Armenta Eng., Valley High’s General Manager, Mexico.  The Company will employ a rigorous quality assurance and quality control (QAQC) program designed by AMEC Americas Ltd.  Control samples will be inserted into the drill core sample stream that include laboratory standard samples, sample blanks and duplicate samples as prescribed in the AMEC report.

The Cordero property is centered on a mineralized belt of four porphyries that has now been defined through a strike length of 6 km and a width of about 3 km. The current drilling is focused on the most obvious bulk tonnage targets in the Cordero lava dome complex and the Pozo de Plata rhyolite dike and diatreme complex of the four mineralized porphyries in the belt.  The district is covered by wholly owned claims and consolidated land agreements that total about 10,000 hectares wherein Levon will earn a 51% interest from Valley High Ventures by spending Cdn $1,250,000 of which approximately $700,000 has been spent to date including advances for drilling.   Vic Chevillon, P.Geo, who is a qualified person within the context of National Instrument 43-101 has read and takes responsibility for this news release.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Zinc, Lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.